Mail Stop 4561

July 13, 2006

Jerry M. Kennelly
President and Chief Executive Officer
Riverbed Technology, Inc.
501 Second Street
San Francisco, CA 94107

Re: **Riverbed Technology, Inc.**
        Form S-1/A-2 filed June 27, 2006
        File No. 333-133437

Dear Mr. Kennelly:

        We have reviewed your filing and response letter dated June 27, 2006 and have
the following additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations, page 43

1. We note your response to comment 8 of our letter dated June 16, 2006 where you
    addressed the significant increase in product revenue from the three month
    period ended June 30, 2005 as compared to the three month period ended
    September 30, 2005. Consider quantifying and disclosing the amount of the
    increase that relates to reseller agreements recognized in three months ending
    September 20, 2005 that were recognized upfront. That is, quantify the impact
    of the upfront recognition on the increase in revenue for this quarter. In the
    alternative, consider disclosing the number of customers on a quarterly basis
    along with identifying any changes in contract values.

Liquidity and Capital Resources, page 44

2. We reissue comment 4 of our letter dated June 16, 2006 in part. We note the numerous revisions in response to comments 4, 5, 6, 7 and 8 of our letter dated June 16, 2006. However, while identified trends and qualitative impacts have been disclosed in greater detail in your "Results of Operations" subsection, similar detailed disclosure has not been included in this subsection. Please revise to disclose, if material, the impact of the identified trends on your liquidity and cash flows. For example, consider the impact of:

    *   an increased percentage of sales by resellers which have lower margins but permit you to curtail certain sales and operating expenses;

    *   the mix of stock-based as opposed to cash compensation in your rising personnel costs;

    *   costs of hiring personnel, such as sales personnel, that require time to impact operations;

    *   the increase in international sales as a total of all sales, including additional fixed start-up or customization outlays and the impact of currency fluctuations.

Industry Background page 49

3. We note your response to comment 11 of our letter dated June 16, 2006. While the report may be within the range of fees normally charged by other industry analysts, the fee does not appear to be nominal. Please provide the consent of In-Stat or conversely adopt the statements as your own.

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

4. We note your response to comment 15 of our letter dated June 16, 2006. Notwithstanding your desire to comply with Rule 5-03(b) of Regulation S-X, it is our position that the revenue presentation in your Consolidated Statements of Operations should be consistent with GAAP. In this regard, you would be "limited to the use of VSOE" of fair value, for the purposes of allocating arrangement consideration among deliverables in your Consolidated Statements

of Operations. Amend your presentation to include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item.

5. We note your response to comment 16 of our letter dated June 16, 2006. Tell us why you do not use the midpoint of the VSOE of fair value of PCS range for the "limited number" of arrangements whereby the stated renewal rates for PCS are above the fair value ranges. Explain why some customers have rates above the range. Are there any unique circumstances why these customers are charged a higher renewal rate (e.g., customer size or nature of their business)? Please advise.

******

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Anne Nguyen, Special Counsel at (202) 551-3611. If you need further assistance, you may call me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Craig M. Schmitz
       Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
       155 Constitution Drive
       Menlo Park, CA 94025
       Fax: (650) 321-2800